Exhibit 4.1

SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY COMPANY

Supplemental Indenture (this “Supplemental Indenture”), dated as of November 6, 2009, among Aspect Medical Systems, Inc., a Delaware corporation, (the “Company”) and U.S. Bank National Association, a national banking corporation, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of June 20, 2007, providing for the issuance of 2.50% Convertible Senior Notes due 2014 (the “Notes”);

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of September 27, 2009 (the “Merger Agreement”), among United States Surgical Corporation (“Parent”), Transformer Delaware Corp. (“Purchaser”) and the Company, Purchaser merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Merger became effective at 4:00 p.m., New York City time, on November 6, 2009 (the “Effective Time”) and, from and after the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, Purchaser, any affiliate of Parent or the Company, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) was cancelled in exchange for the right to receive $12.00 per share in cash, without interest thereon, for each outstanding share of Common Stock, less applicable withholding and transfer taxes, by virtue of the Merger and without any action on the part of the holders of the Common Stock;

WHEREAS, Section 12.10(a) of the Indenture provides that, in connection with the Merger, the Company shall execute with the Trustee a supplemental indenture providing for the conversion and settlement of the Notes as set forth in the Indenture and providing for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Article 12 of the Indenture;

WHEREAS, Section 12.10(b) of the Indenture provides that at the Effective Time, the right to convert each Note should be changed to a right to convert such note by reference to the kind and amount of cash, securities or other property that a holder of a number of shares of Common Stock equal to the Conversion Rate (as defined in the Indenture) would have received;

WHEREAS, pursuant to Section 8.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee (i) the Officers’ Certificate and (ii) the Opinion of Counsel, as described in Sections 10.03 and 12.10(a) of the Indenture; and

WHEREAS, all other acts and proceedings required by law and the Indenture necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been complied with or have been duly done or performed;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) of the Notes as follows:

1. Defined Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Conversion Obligation of the Company. Subject to and upon compliance with the provisions of the Indenture, the conversion obligation of the Company with respect to each $1,000 principal amount of Notes tendered for conversion from and after the Effective Time shall be fixed at an amount in cash equal to $629.1528 per $1,000 principal amount, without interest.

3. Settlement Upon Conversion. Upon conversion of any Note from and after the Effective Time, subject to and upon compliance with the provisions of the Indenture, as supplemented hereby, the Company shall satisfy the conversion obligation with respect to each $1,000 principal amount of Notes by payment and delivery of cash on the third VWAP Trading Day after the relevant Conversion Date in amount equal to $629.1528.

4. Reference to and Effect on the Indenture. On and after the date of this Supplemental Indenture, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as supplemented by this Supplemental Indenture unless the context otherwise requires. The Indenture, as supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument. Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

5. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

6. Trust Indenture Act Controls. No modification of any provisions of the Indenture effected by this Supplemental Indenture is intended to eliminate or limit any provision of the Indenture that is required to be included therein by the Trust Indenture Act of 1939, as amended, as in force as of the effectiveness of this Supplemental Indenture.

7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture (by facsimile or otherwise). Each signed copy shall be an original, but all of them together represent the same agreement.

8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

* * * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: November 6, 2009

ASPECT MEDICAL SYSTEMS, INC.

By:	/S/ MATTHEW J. NICOLELLA
Name: Matthew J. Nicolella Title: Vice President and Secretary

U.S. BANK NATIONAL ASSOCIATION AS TRUSTEE

By:	/S/ KAREN R. BEARD
Name: Karen R. Beard Title: Vice President

3